Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

           Attention Business/Financial Editors:
           Penn West Energy Trust confirms December cash distribution, provides spending guidance, and updates divestiture package

           CALGARY, Dec. 17 /CNW/ - (TSX - PWT.UN; NYSE - PWE) Penn West Energy
Trust ("Penn West") confirms that its December 2008 cash distribution will be
CDN$0.34 per trust unit payable on January 15, 2009 to unitholders of record on December 31, 2008. The ex-distribution date is December 29, 2008.
           The CDN$0.34 per unit is equivalent to approximately US$0.28 per unit
(before deduction of any applicable Canadian withholding tax) using currency exchange of one Canadian dollar equals US$0.82. Registered unitholders with
U.S. addresses will receive their distributions directly from Penn West's transfer agent, and will be paid in U.S. currency using the exchange rate in effect on the record date. Non-registered U.S. unitholders will receive their distributions through their brokers.
           Penn West's previously announced disposition package met with considerable interest given the weakening commodity price environment and the tightening credit market. To date, we have closed or have signed purchase and sale agreements with purchasers for properties currently producing approximately 3,400 BOE per day with anticipated aggregate proceeds of approximately $147 million. The sales are subject to normal industry closing conditions. We currently expect all transactions to be completed by February
2009. The proceeds from these sales will be applied to our bank debt.
           Penn West plans to substantially reduce capital spending in the first six months of 2009 compared to the $525 million spent in the first six months of
2008. We believe industry costs currently do not reflect commodity prices and netback realizations. Our capital program for the balance of 2009 will reflect our future view of commodity pricing, available acquisition opportunities, and trends in operating costs.
           Based on the current outlook for commodity prices, we believe reduced activity levels in western Canada will translate into a lower cost environment later in 2009. We will be targeting reductions in general & administrative expenses early in 2009 and we will continue to focus on opportunities to reduce operating costs. Cost reductions in combination with limiting our capital spending in the first half of 2009 will add to our financial flexibility and better position Penn West for potential strategic acquisitions.

           Forward-Looking Statements

           Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will",
"project", "could", "plan", "intend", "should", "believe", "outlook",
"potential", "target" and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the status of our ongoing asset disposition program, including the terms of potential dispositions, the timing for closing potential dispositions, and the use of proceeds obtained therefrom; the possibility that we may complete one or more strategic acquisitions in 2009; management's expectations as to our 2009 annual and first half capital expenditure budget; the impact of our reduced capital expenditures budget on our 2009 production levels; and our intention to reduce our expenses in 2009. With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future oil and natural gas prices and differentials between light, medium and heavy oil prices; future capital expenditure levels; future oil and natural gas production levels; future exchange rates; the amount of future cash distributions that we intend to pay; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; and our ability to maintain existing production levels and add production and reserves through our development and exploitation activities. Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; geological, technical, drilling and processing problems; general economic conditions in
Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; stock market volatility and market valuations; OPEC's ability to control production and balance global supply and demand of crude oil at desired price levels;
political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; changes in tax laws; changes in the Alberta royalty framework; uncertainty of obtaining required approvals for dispositions, acquisitions and mergers; our failure to close one or more asset disposition transactions on the terms agreed to or at all; our inability to materially reduce our expenses as intended; and the other factors described in
Penn West's public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive. The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

           Penn West trust units and debentures are listed on the Toronto Stock
Exchange under the symbols PWT.UN, PWT.DB.B, PWT.DB.C, PWT.DB.D, PWT.DB.E and
PWT.DB.F and Penn West trust units are listed on the New York Stock Exchange under the symbol PWE.

           %SEDAR: 00022266E          %CIK: 0001334388

           /For further information: PENN WEST ENERGY TRUST, Suite 200, 207 - 9th
Avenue S.W., Calgary, Alberta, T2P 1K3, Phone: (403) 777-2500, Fax: (403)
777-2699, Toll Free: 1-866-693-2707, Website: www.pennwest.com; Investor
Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com;
William Andrew, CEO, Phone: (403) 777-2502, E-mail: bill.andrew(at)pennwest.com;
Jason Fleury, Manager, Investor Relations, Phone: (403) 539-6343, E-mail:
jason.fleury(at)pennwest.com/
           (PWT.UN. PWT.DB.F. PWT.DB.A. PWT.DB.C. PWT.DB.B. PWT.DB.D. PWT.DB.E. PWE)

CO:  Penn West Energy Trust

CNW 17:38e 17-DEC-08